Concordia International Corp.
(the “Corporation”)
Annual General and Special Meeting of Holders of Common Shares June 9, 2017
REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations Section 11.3

Matters Voted Upon

General Business	Outcome of Vote	Votes For	Votes Against	Votes Withheld	Percentage of Votes For	Percentage of Votes Against	Percentage of Votes Withheld
1. To elect the following persons as directors of the Corporation	Carried
(a) Douglas Deeth		9,595,595	-	582,448	94.28	-	5.72
(b) Rochelle Fuhrmann		9,772,310	-	405,733	96.01	-	3.99
(c) Itzhak Krinsky		9,792,888	-	385,155	96.22	-	3.78
(d) Jordan Kupinsky		9,533,245	-	644,798	93.66	-	6.34
(e) Allan Oberman		9,797,217	-	380,826	96.26	-	3.74
(f) Francis Perier, Jr.		9,806,132	-	371,911	96.35	-	3.65
(g) Patrick Vink		9,810,356	-	367,687	96.39	-	3.61

2. To re-appoint PricewaterhouseCoopers LLP as the auditors of the Corporation and to authorize the directors of the Corporation to fix the auditors’ remuneration	Carried	15,860,113	-	804,524	95.17	-	4.83

Special Business	Outcome of Vote	Votes For	Votes Against	Votes Withheld	Percentage of Votes For	Percentage of Votes Against	Percentage of Votes Withheld
3. To approve the Corporation’s stock option plan	Carried	8,448,595	1,729,448	-	83.01	16.99	-

4. To approve the Corporations’ long term incentive plan	Carried	8,429,385	1,748,658	-	82.82	17.18	-